January 29, 2009

Trudy F. Sullivan, President
The Talbots, Inc.
One Talbots Drive
Hingham, Massachusetts 02043

    RE: **The Talbots, Inc.**
          Form 10-K FYE February 2, 2008
          Filed April 17, 2008;
          DEF 14A
          Filed April 25, 2008;
          Form 10-Q quarter-ended November 1, 2008
          Filed December 11, 2008;
          Form 8-K filed January 5, 2009
          File No. 1-12552

Dear Ms. Sullivan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise further comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 5, 2009

1. We note the Form 8-K filed on January 5, 2009 and the discussion of previously uncommitted lines of credit converted to committed loans. With a view to disclosure in future filings, please advise us in your response letter of your ability to effectively draw down on the committed loans given that the base interest rates are determined by the lenders.

Form 10-K for Fiscal Year Ended February 2, 2008

Liquidity and Capital Resources, Page 39

2. We note in the first paragraph of page 39 that your Acquisition Debt agreement contains financial covenants. Please tell us whether the likelihood of non-compliance with the covenants or default of the debt is remote. If the likelihood is more than remote, provide the calculated ratios in addition to the minimum/maximum ratios established by the agreement. Also, to the extent material, please provide the same information for any covenants in other outstanding debt to the extent the likelihood of non-compliance is more than remote. Refer to FRC 501.03 for additional guidance.

DEF 14A Information

3. It appears that you have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn their non-equity incentive plan compensation. For example, we note the statement on page 22 that "[t]he Committee set the fiscal 2008 target performance goal for income from continuing operations equal to the Board-approved fiscal 2008 financial budget for income from continuing operations (as adjusted for cost savings included in the TIP portion of the annual incentive program)." We also note the reference to performance targets based on "return on invested capital." In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Form 10-Q for Fiscal Quarter Ended November 1, 2008

Fair Value Measurements, Page 14

4.   We note your disclosure in the last sentence on page 14 that you did not have any financial assets or liabilities carried at fair value as of November 1, 2008. Please tell us how you considered your deferred compensation plan assets, pension plan assets, accounts receivable and accounts payable in determining that you did not have any financial assets or liabilities carried at fair value.

Goodwill and Intangible Assets, Page 10

5.   We note that you performed an interim impairment test in your third quarter of 2008 and that you may perform an additional interim impairment test in your fourth quarter of 2008. Please address the following:

   a) Expand your discussion of critical accounting policies in future filings to quantify the sensitivity of your estimates to change based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements.

   b) To the extent that you determine that an interim impairment test is not necessary in the fourth quarter and to the extent it is reasonably possible an impairment charge will be recorded in the future, disclose and explain to us in a supplemental response the carrying value of the reporting unit and the fair value of your reporting units. In addition, explain the facts and circumstances that management believes are responsible for the significant disparity between your market capitalization and the book value of your equity.

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Yolanda Guobadia, accountant, at (202) 551-3562 or Ryan Milne, accounting reviewer, at (202) 551- 3688 regarding any accounting or financial statement issues. Please call Janice McGuirk at (202) 551-3395 or Jim Lopez, reviewer, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax (781) 741-4369